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                                        Filed by Beneficial Mutual Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                     Subject Company:  FMS Financial Corporation
                                                   Commission File No.:  0-17353


            ANSWERS TO QUESTIONS ABOUT OUR RECENT MERGER ANNOUNCEMENT
            ---------------------------------------------------------

A registration statement relating to the securities described herein will be filed with the Securities and Exchange Commission and has not yet become effective. When such registration statement is filed, it will be available via the Securities and Exchange Commission's website at www.sec.gov. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. These questions and answers about our recent merger announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Non-deposit investment securities, such as the shares of stock described herein, are not federally insured, may involve investment risk and are neither obligations of nor guaranteed by Beneficial Mutual Savings Bank or Beneficial Mutual Bancorp, Inc.

Q:       WHY IS BENEFICIAL MUTUAL SAVINGS BANK MERGING WITH FARMERS & MECHANICS
         BANK?

A: The merger is expected to solidify Beneficial Mutual Savings Bank's position as the largest Philadelphia-based bank with more than $3.5 billion in assets and a network of over 80 neighborhood banking offices throughout the Delaware Valley. The combined institution will offer a full array of financial products encompassing retail and commercial banking including commercial, consumer and real estate lending, insurance and brokerage operations.

Q:       TELL ME MORE ABOUT FARMERS & MECHANICS BANK.

A: Farmers & Mechanics Bank was founded in 1871 under the name of Farmers & Mechanics Building & Loan Association. Its parent company, FMS Financial Corporation, has assets of more than $1.2 billion and a network of 42 offices. Headquartered in Burlington, New Jersey, FMS Financial Corporation serves greater Burlington County and parts of Camden and Mercer Counties, New Jersey. FMS Financial Corporation is publicly traded on the NASDAQ under ticker FMCO.

Q:       TELL ME MORE ABOUT THE INITIAL PUBLIC OFFERING.

A: Following the completion of the minority stock offering and the merger, approximately 55% of Beneficial Mutual Bancorp, Inc.'s outstanding common stock will be held by its parent, Beneficial Savings Bank, MHC, a mutual holding company, and the remaining 45% will be held by subscribers to Beneficial Mutual Bancorp, Inc.'s minority stock offering and the former shareholders of FMS Financial Corporation. As such, Beneficial Mutual Savings Bank will remain in a mutual holding company structure.

Q:       WHAT IMPACT WILL THIS MERGER HAVE ON THE COMMUNITY?

A: In conjunction with its planned minority offering, Beneficial Mutual Bancorp, Inc. intends to establish the Beneficial Charitable Foundation. This foundation will continue to enhance the financial and volunteer-based commitment that both Beneficial Mutual Bancorp, Inc. and FMS Financial Corporation have made to support charitable, civic, arts and educational initiatives.

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Q:       IS THE MERGER SUBJECT TO REGULATORY OR ANY OTHER APPROVAL?

A: The definitive merger agreement is subject to the approval of FMS Financial Corporation's shareholders and regulatory authorities, along with the completion of Beneficial Mutual Bancorp, Inc.'s minority stock offering.

Q: WILL THE BOARD OF TRUSTEES OF BENEFICIAL MUTUAL SAVINGS BANK AND THE BOARD OF DIRECTORS OF BENEFICIAL MUTUAL BANCORP, INC. REMAIN THE SAME AFTER THE MERGER CLOSES?

A: The President and Chief Executive Officer of FMS Financial Corporation, Craig W. Yates, and one other FMS Financial Corporation board member will join both Beneficial Boards.

Q:       WHO CAN ANSWER FURTHER QUESTIONS ABOUT THE MERGER?

A:       All further questions should be directed to either Joseph Conners at
         (215) 864-6009 or Marion Blow at (215) 864-6011.